VISTA POINT ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

VISTA POINT ADVISORS, LLC

TABLE OF CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68852

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/18** (MM/DD/YY) AND ENDING **12/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Vista Point Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
555 Mission Street, Suite 2650
(No. and Street)

San Francisco	**California**	**94105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Lyon **(415) 722-3506**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270	**Walnut Creek**	**California**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, **Michael Lyon**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Vista Point Advisors, LLC.**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Michael D. Lyon

Signature

Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☑ (c) Statement of Income (Loss).
☑ (d) Statement of Changes in Financial Condition.
☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☑ (g) Computation of Net Capital.
☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN FRANCISCO

Subscribed and sworn to (or affirmed) before me this 21 day

of FEBRUARY, 2019, by MICHAEL DAVID LYON

, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature (Seal)

ALEXANDER CASTUERAS
Notary Public – California
San Francisco County
Commission # 2209909
My Comm. Expires Aug 13, 2021



CROPPER
an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vista Point Advisors, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2018.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 5, 2019

VISTA POINT ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	3,516,248
Investment in securities		315,072
Accounts receivable		15,000
Prepaid expenses		73,057
Notes receivable from members		931,164
Deposits		179,169
Total assets	$	5,029,710

LIABILITIES AND MEMBERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	110,361
Deferred revenue		74,988
Refundable deposits payable		43,740
Total liabilities		229,089
Members' capital		4,800,621
Total liabilities and members' capital	$	5,029,710

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE

Investment banking fees	$	21,574,678
Rental income		189,085
Interest income		20,191
Total revenue		21,783,954

EXPENSES

Guaranteed payments	11,899,575
Employee compensation and benefits	2,769,613
Occupancy and equipment rental	580,986
Professional fees	219,385
Depreciation expense	10,383
Other operating expenses	592,519
Total expenses	16,072,461
Net income	$ 5,711,493

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2018

Members' capital, as of December 1, 2017	$	4,097,086
Distributions		(5,007,958)
Net income		5,711,493
Members' capital, as of December 31, 2018	$	4,800,621

The accompanying notes are an integral part of these financial statements.

VISTA POINT ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	5,711,493
Adjustments to reconcile net income		
to net cash provided by (used in) operating activities:		
Purchase of restricted stock		(315,072)
Interest income		(1,163)
(Increase) decrease in:		
Accounts receivable		5,000
Prepaid expenses		(40,297)
Deposits		(87,523)
Increase (decrease) in:		
Accounts payable and accrued expenses		(123,510)
Deferred revenue		74,988
Net cash provided by operating activities		5,223,916

CASH FLOWS FROM FINANCING ACTIVITIES

Distributions		(5,007,958)
Net cash used in financing activities		(5,007,958)
Net increase in cash		215,958
Cash, beginning of period		3,300,290
Cash, end of period	$	3,516,248

The accompanying notes are an integral part of these financial statements.

1. **Organization and Nature of Business**

   Vista Point Advisors, LLC (the "Company") was organized as a Delaware limited liability company on January 12, 2011 and is located in San Francisco, California. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). As a securities broker-dealer, the Company provides advisory services related to mergers and acquisitions.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of Estimates
   The preparation of financial statements in conformity with U.S. GAAP may require management to make estimates and assumptions that affect certain reported amounts and disclosures during the reporting period. Actual results could differ from those estimates.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   For purposes of the statement of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less at the time of purchase, to be cash equivalents.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned from clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected at year end. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. If amounts become uncollectible, they will be charged to operations when that determination is made. As of December 31, 2018, the Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

   Equipment
   Property and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Additions and major renewals are capitalized. Depreciation is calculated using the straight-line method over the estimated useful life of the asset (five to seven years). The cost and accumulated depreciation of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in earnings.

VISTA POINT ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition

Investment banking revenue consists of retainer and success fees. Retainer fees are recognized over time as the related performance obligations are satisfied. Success fees are recognized at a point in time when a transaction is consummated within the terms of the agreement. See Note 3, New Accounting Pronouncements, and Note 10, Revenues from Contracts with Customers, for further information.

Income Taxes

The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is no longer subject to examinations by major tax jurisdictions for years before 2014. A gross receipts tax and franchise fee of $162,256 and $975 were paid in 2018.

3. **New Accounting Pronouncements**

Recently Issued Accounting Guidance

ASU 2016-02 *Leases (Topic 842)* ("ASU 2016-02")

In February 2016, the FASB issued ASU 2016-02 which amends a number of aspects of lease accounting, including requiring lessees to recognize almost all leases with a term greater than one year as a right-of-use asset and corresponding liability, measured at the present value of the lease payments. ASU 2016-02 is effective for us beginning in the first quarter of fiscal year 2019 and is required to be adopted using a modified retrospective approach. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on our financial statements.

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13")

In June 2016, the FASB issued ASU 2016-13 which requires measurement and recognition of expected versus incurred credit losses for financial assets held. ASU 2016-13 is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods. The Company is currently evaluating the impact of the effect of the adoption of this standard on the financial statements and disclosures.

Recently Adopted Accounting Guidance

ASU 2016-01 *Financial Instruments – Overall: Recognition and Measurement of Financial Assets and Financial Liabilities* ("ASU 2016-01")

In January 2016, the FASB issued ASU 2016-01 that will change the income statement impact of equity investments held by an entity, and the recognition of changes in fair value of financial liabilities when the fair value option is elected. The accounting update also amends certain disclosure requirements associated with the fair value of financial instruments. The accounting update is effective for fiscal years beginning after December 15, 2017 and, upon adoption, an entity should apply the amendments by means of a cumulative-effect adjustment to the Statement of Financial Condition at the beginning of the first reporting period in which the guidance is effective. On January 1, 2018, the Company adopted ASU 2016-01. The adoption of ASU 2016-01 did not have a material impact on the Company's financial statements.

VISTA POINT ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

3. **New Accounting Pronouncements (continued)**

   ### *Recently Adopted Accounting Guidance (continued)*

   <u>ASU 2014-09 *Revenue from Contracts with Customers* ("ASU 2014-09")</u>
   Effective December 1, 2017, the Company adopted ASU 2014-09, which provides accounting guidance on the recognition of revenues from contracts and requires gross presentation of certain costs that were previously offset against revenue. The Company has applied ASU 2014-09 retrospectively with the cumulative effect of initial application recognized as an adjustment to beginning retained earnings. As a result, there was no beginning balance effect on the financial statements for the period ended December 31, 2018.

   The scope of the accounting update does not apply to revenue associated with financial instruments and, as a result, will not have an impact on the elements of the Statement of Income most closely associated with financial instruments, including interest income and interest expense.

   See Note 10 for detail on how the new revenue standard primarily impacts revenue recognition and presentation accounting policies.

4. **Fair Value Measurements**

   The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

   ### *Determination of Fair Value*
   Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

4. Fair Value Measurements (continued)

The following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value:

Cash and cash equivalents, short-term financial instruments, accounts receivable and accounts payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Securities

Fair values are based on quoted market prices when available. When market prices are not available, fair value is generally estimated using discounted cash flow analyses, incorporating current market inputs for similar financial instruments. In instances where there is little or no market activity for the same or similar instruments, the Company estimates fair value using methods, models and assumptions that the managing member believes market participants would use to determine a current transaction price. These valuation techniques involve a high level of the managing member's estimation and judgment which become significant with increasingly complex instruments or pricing models. Where appropriate, adjustments are included to reflect the risk inherent in a particular methodology, model or input used.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Restricted preferred stock	-	-	$ 315,072	$ 315,072

Quantitative information about the Company's Level 3 fair value measurements of its investments as of December 31, 2018 is provided below. In addition to the techniques and inputs noted in the table below, according to the Company's valuation policy, the Company may also use other valuation techniques and methodologies when determining its fair value measurements. The table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to the Company's fair value measurements.

Assets	Fair Value as of December 31, 2018	Valuation Technique	Inputs
Restricted preferred stock	$ 315,072	Cost	Recent purchase transaction

VISTA POINT ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

5. Risk Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. For the period ended December 31, 2018, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

Cash at December 31, 2018 was $3,516,248 which exceeded the Federal Deposit Insurance Corporation ("FDIC") limit by $3,266,248.

For the year ended December 31, 2018, 100% of accounts receivable was due from one client.

6. Employee Benefit Plan

The Company has a qualified SEP IRA plan (the "Plan") which covers substantially all of its employees meeting certain eligibility requirements. Under the terms of the Plan, the Company may make contributions on behalf of the employees. The percentage contributed is consistent for all employees but may be changed by the Company. The continuance of the Plan is at the sole discretion of the Company. For the year ended December 31, 2018, the Company contributed $265,179 to the Plan.

7. Related Party Transactions

Notes Receivable from Members
On December 12, 2016, the Company entered into a nine year note receivable with a member upon the redemption of members' interests. On June 14, 2017, the terms of events of acceleration were updated. The unpaid principal on this note bears interest at a rate of 1.47% per annum and is due on or after December 12, 2025. For the year ended December 2018, a $3,675 interest payment was received on the note. As of December 31, 2018, the remaining unpaid balance of the note was $250,000.

On June 14, 2017, the Company entered into three nine year notes receivable with members upon the redemption of members' interests. In October 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on these notes bear interest at an amended rate of 1.96% per annum and is due on or after June 14, 2026. For the year ended December 2018, interest payments totaling $9,800 were received on the notes. As of December 31, 2018, the remaining unpaid balance of the notes was $500,000.

On September 1, 2017, the Company entered into two nine year notes receivable with members upon the redemption of members' interests. On October 6, 2017, the rate at which interest is accrued on the notes was amended. The unpaid principal on this note bears interest at an amended rate of 1.94% per annum and is due on or after September 1, 2026. For the year ended December 2018, interest payments totaling $2,328 were received on the notes. As of December 31, 2018, the remaining unpaid principal balance of the notes was $181,164.

The total notes receivable was $931,164 at December 31, 2018.

8. Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 234,457
Accumulated depreciation	(234,457)
Total	$ -

9. Lease Obligations

On January 2017, the Company entered into a thirty-three month sublease for office space in San Francisco, California that commenced on February 1, 2017 and expires on September 30, 2019. On November 4, 2015, the Company entered into a thirty-six month amended lease agreement for additional office space in San Francisco, California that commenced on April 1, 2016 and expires on March 31, 2019. On November 27, 2018, the Company entered into a sixty-four month lease agreement for additional office space in San Francisco, California that will commence on January 1, 2020 and will expire on April 30, 2025. The future minimum lease payments under these lease agreements are as follows:

Year	Amount
2019	$ 427,351
2020	452,990
2021	466,580
2022	480,577
2023	494,994
2024	509,844
2025	175,047
Total	$ 3,007,383

For the year ended December 31, 2018, the Company paid $572,974 for rent expense under the terms of these agreements.

10. Revenues from Contracts with Customers

The following table presents the Company's total revenues separated between revenues from contracts with customers and other sources of revenues for the period ended December 31, 2018:

Revenues from contracts with customers:	
Investment banking	$ 21,574,678
Total revenue from contracts with customers	21,574,678
Other sources of revenue:	
Rental income	189,085
Interest	20,191
Total revenues	$ 21,783,954

10. Revenues from Contracts with Customers (continued)

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking
Clients are provided with a full range of capital markets and financial advisory services. Capital markets services include placement agent services in both the equity and debt capital markets, including private equity placements. Financial advisory services primarily consist of fees generated in connection with merger, acquisition and restructuring transactions.

Capital raising revenues are recognized at a point in time upon close of the transaction, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Costs are recorded on a gross basis within other operating expenses in the Statement of Income as the Company is acting as a principal in the arrangement. Any expenses reimbursed by the Company's clients are recognized as reimbursed expense income.

Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from merger and acquisition engagements are fixed fees, and success fees from merger and acquisition engagements are typically variable fees. Success fees are recognized at a point in time when the transaction is complete since the related performance obligation has been satisfied. Retainer fees from merger and acquisition engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided (earned).

VISTA POINT ADVISORS, LLC

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

10. Revenues from Contracts with Customers *(continued)*

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by business activity for the period ended December 31, 2018:

Major business activity:	
Investment banking – retainer fees	$ 1,098,982
Investment banking – success fees	20,475,696
Total	$ 21,574,678

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance

Information is not disclosed about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2018. Investment banking fees that are contingent upon completion of a specific milestones are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2018.

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue was $0 and $74,988 as of December 31, 2017 and 2018 respectively.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. A receivable related to revenue from a contract with a customer was $20,000 and $15,000 as of December 31, 2017 and 2018 respectively. There was no significant impairment related to this receivable during the period ended December 31, 2018.

Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized upon completion of services. All other investment banking advisory related expenses are expensed as incurred. All investment banking advisory expenses are recognized within their respective expense category on the Statement of Income and any expenses reimbursed by clients are recognized as reimbursed expense income on the Statement of Income. For the year ended December 31, 2018, reimbursed expensed income was not material.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2018

11. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's audited net capital was $3,287,159 which exceeded the requirement by $3,271,886.

12. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and has determined there were no material subsequent events to disclose.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

VISTA POINT ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")
AS OF DECEMBER 31, 2018

NET CAPITAL

Total members' capital			$ 4,800,621
Deductions and/or charges:			
Non-allowable assets:			
Investment in securities	$	315,072	
Accounts receivable		15,000	
Prepaid expenses		73,057	
Notes receivable from members		931,164	
Deposits		179,169	
Total deductions and/or charges			1,513,462
Net capital			$ 3,287,159

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required of 6 2/3% of aggregate indebtedness of $229,089 or $5,000, whichever is greater	15,273
Excess of net capital over minimum requirement	$ 3,271,886
Aggregate indebtedness	
Accounts payable and accrued expenses	110,361
Deferred revenue	74,988
Refundable deposits payable	43,740
Total aggregate indebtedness	$ 229,089
Percent of aggregate indebtedness to net capital	6.97%

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SEA RULE 15c3-1
AS OF DECEMBER 31, 2018

There was no difference between the Computation of Net Capital above and the corresponding schedule included in the Company's amended December 31, 2018 Part IIA FOCUS filing.

See report of independent registered public accounting firm.

VISTA POINT ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i). All transactions are processed in accordance with Rule 15c3-1(a)(2).

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2018

The Company is engaged in private placements of securities and merger and acquisitions advisory services. The Company carried no customer accounts on its books nor had possession of customer securities.

See report of independent registered public accounting firm.

REPORT ON EXEMPTION PROVISIONS
PURSUANT TO RULE 17 C.F.R. §240.15C3-3(K)



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Vista Point Advisors, LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report, in which (1) Vista Point Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vista Point Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Vista Point Advisors, LLC stated that Vista Point Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Vista Point Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vista Point Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2018.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 5, 2019

VISTA POINT
ADVISORS

Vista Point Advisors
555 Mission Street, Suite 2650
San Francisco, CA 94105

SEA Rule 15c3-3 Exemption Report

January 28, 2019

I, Michael Lyon, Managing Member & CCO of Vista Point Advisors, LLC (the "Company"), represent the following:

1. The Company claims the k(2)(i) exemption from 17 C.F.R. §240.15c3-3;
2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(k)(i) throughout the most recent fiscal year as of December 31, 2018 without exception; and
3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in 17 C.F.R. §240.15c3-3(k).

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct. The Company does not handle cash or securities on behalf of customers.

Respectfully submitted,

Michael D. Lyon

Michael Lyon
Managing Member & CCO

REPORT ON SIPC



CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of Vista Point Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Vista Point Advisors, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Vista Point Advisors, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Vista Point Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Vista Point Advisors, LLC's management is responsible for Vista Point Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting an overpayment of $111, which the Company booked as a prepaid expense;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 5, 2019